Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS

FIRST QUARTER 2025 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, May 6, 2025 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the first quarter of 2025 ending March 31, 2025. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 1Q25 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

3 months ending March 31, 2025

•	Revenues and income of $130m, up 39% year over year

•	Adjusted EBITDA[1] of $132m, up 84% year over year

•	Net income of $102m, up 316% year over year

•	Cash flow from operations of $44m, up 24% year over year

	For the three months ended
($ millions)	31/03/2025	31/03/2024	% change
Revenues and Income	130	94	39%
Net Income	102	24	316%
Adjusted EBITDA	132	72	84%
Cash Flow from Operating Activities	44	35	24%

•
In January 2025, the Company announced the sale of 44% of the Sunlight cluster of renewable energy projects in Israel for a consideration of $52m at a valuation of $119m, and deconsolidated the cluster from its balance sheet. The transaction added $42m to Adjusted EBITDA (actual consideration received less the book value of the associated assets) and $80m to net profit in the 1Q25 results.

•	A detailed analysis of financial results appears below

1 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2

Impact of U.S. Tariffs on the Company’s Operations

Enlight’s procurement strategy has effectively mitigated significant exposure to increased U.S. import tariffs. The agreements and good relationships we have with our supply chain partners allow for a significant distribution of the impact of tariffs.

Costs

• Solar panels for projects under construction are either domestically constructed or sourced from outside China and carry no tariff exposure

• 80% of battery capacity for projects under construction is supplied by Tesla, a supplier with high levels of domestic U.S. manufacturing

Revenues

• Negotiations for PPA price adjustments are now underway to account for higher tariff-related construction costs

“Enlight showed strong financial results for 1Q25, including 84% growth in Adjusted EBITDA and a 316% rise in net profit,” said Gilad Yavetz, CEO of Enlight Renewable Energy.

“The introduction of U.S. tariffs underscores how Enlight’s diversified procurement strategy in this market over the past two years has proven itself, effectively shielding us from cost increases. As a result, our U.S. projects now under construction, with total capex of $1.7bn, have no solar panel exposure under the current tariff policy. Selecting Tesla as our primary storage supplier further strengthens this position – its substantial levels of U.S. manufacturing offer greater tariff protection than other battery suppliers.

“Securing $1.8bn in financing over recent months marks a significant milestone, and was achieved through three financial closings, a sale of a stake in the Sunlight cluster to institutional investors, and a successful bond issuance. This funding will enable the launch of our aggressive plan to begin construction on 4.7 FGW of capacity in 2025. Combined with our existing operating portfolio, these projects represent 90% of the capacity required to reach an annual revenue and income run rate of $1.4bn by 2027.”

Portfolio Review

•	Enlight’s total portfolio is comprised of 19.2 GW of generation capacity and 49.8 GWh storage (33.4 FGW2)

•	Of this, the Mature portfolio component (including operating projects, projects under construction or pre-construction) contains 6.1 GW generation capacity and 8.8 GWh of storage (8.6 FGW)

•	Within the Mature portfolio component, the operating component has 2.5 GW of generation capacity and 1.9 GWh of storage (3.0 FGW)

The full composition of the portfolio appears in the following table:

Component	Status	FGW[2]	Annual revenues & income run rate ($m)
Operating	Commercial operation	3.0	~500[3]
Under Construction	Under construction	1.8	~305
Pre-Construction	0-12 months to start of construction	3.8	~615
Total Mature Portfolio	Mature	8.6	1,420~
Advanced Development	13-24 months to start of construction	7	-
Development	2+ years to start of construction	17.8	-
Total Portfolio		33.4	-

•	Operating component of the portfolio: 3 FGW

o	The operational portfolio totals 3 GW of capacity is spread over three regions: 44% of the capacity is located in 7 European countries, 29% is located in Israel, and 27% in the U.S.

o	81% of the operational capacity sells electricity under PPA agreements, with 29% of the power sold under inflation-linked PPAs.

o	The operational portfolio generates annualized revenues and income of approximately $500 million.

2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5
3 Based on the midpoint of 2025 guidance.

•	Under Construction component of the portfolio: 1.8 FGW

o
Consists of three projects in the U.S. with a total capacity of 1.4 FGW; the Gecama Solar project in Spain with a capacity of 0.3 FGW; the solar and storage cluster in Israel; and the addition of storage capacity at project Bjornberegt in Sweden. Approximately half of the cluster is expected to reach COD in 2025, with the rest expected to commission in 2026.

o	Projects under construction are expected to contribute $305m to the annual revenues and income run rate during their first full year of operation

•	Pre-construction component of the portfolio: 3.8 FGW

o
Two mega projects in the U.S., Snowflake and CO Bar, with a combined capacity of 2.6 FGW will begin construction in 2025 and are expected to contribute $455m to revenues and income on an annualized basis.

o
Nardo, a stand alone storage project in Italy with a capacity of 0.25 FGW, is expected to begin construction in 2H25. The Pre-construction portion of the Mature portfolio includes additional projects in Israel, Hungary, and the US with a combined capacity of 0.9 FGW.

o	Pre-construction projects are expected to contribute $615m in revenues and income in their first full year of operations.

The under construction and pre-construction projects are expected to reach COD by the end of 2027, which is expected to boost operating capacity to 8.6 FGW and the annualized revenue and income run rate to $1.4bn.

•	Advanced Development component of the portfolio component: 7 FGW

o	5.7 FGW in the U.S., with 100% of the capacity having passed completion of the System Impact Study, the most important study of the grid connection process, significantly de-risking the portfolio.

o	The U.S. pipeline includes several mega-projects, including the 1.4 FGW Cedar Island facility in Oregon and the 1.1 FGW Blackwater project in Virginia.

o	The U.S. portfolio includes several follow-ons to Mature projects, such as Atrisco 2 (0.7 FGW), the energy storage expansion at CO-Bar (0.9 FGW), and Snowflake B (1.3 FGW).

o
These projects reflect the Company's “Connect and Expand” strategy, leveraging existing grid infrastructure with the development of new ones, thereby reducing construction costs and project risks while improving project returns.

o	0.7 FGW in Europe, focused on Italy, Spain, and Croatia.

o
0.6 FGW in MENA, focused on solar and storage projects and stand alone storage facilities, including approximately 0.4 FGW that won availability tariffs as part of the Israel Electricity Authority's first high voltage storage availability tariff tender.

•	Development component of the portfolio: 17.8 FGW

o
12 FGW in the U.S. with broad geographic presence, including the PJM, WECC, SPP and MISO regions. The storage portion of the US portfolio has grown by 5.6 FGW to reflect greater demand for energy storage in this region.

o	3 FGW in Europe, focused on Italy, Spain, Croatia and entry into stand-alone storage operations in Poland.

o	2.8 FGW in MENA, focused on solar combined storage projects and stand-alone storage facilities.

Mature Portfolio Components Expected to Generate Annualized Revenues and
Income of ~$1.4bn4,5

Financing Activities

•	During the quarter, the Company secured $1bn in financial closings for the Country Acres and Quail Ranch projects, representing 830 FMW of combined capacity.

•	Along with the financial close on the 560 FMW Roadrunner project in December 2024, the financing for the second wave of U.S. projects in now complete, with a total of $1.5bn raised.

•	Raising $245m through the sale of Series G and H bonds to finance the Company's growth.

•
Sale of 44% of the Sunlight cluster for $52m cash at a valuation of $119m, generating Adjusted EBITDA of $42m (actual consideration received less associated book value of assets) and a pre-tax profit of $97m.

•	As of the balance sheet date, the Company maintained $350m of revolving credit facilities, of which none have been drawn.

2025 Guidance

Construction and commissioning

•	Expected commissioning of 0.9 FGW of capacity, which is expected to add approximately $148-152m to annualized revenues and income and $129-133m annualized EBITDA, starting in 2026.

•
Starting construction on 2.9 FGW of capacity, which is expected to add approximately $487-495m in annualized revenues and income and approximately $428-436m in annualized EBITDA gradually through 2026-2027.

4 Projection based on 2025 guidance, adding on total revenues and income (sales of electricity and tax benefits) of under construction and pre-construction projects
5 The company's revenues from tax benefits are estimated at approximately 20-24% of the total revenue run rate for December 2025; approximately 22-26% of the total revenue run rate for December 2026, and approximately 26-30% of the total revenue run rate for December 2027

Financial guidance

•	Total revenues and income[6] for 2025 are expected to range between $490m and $510m. Of the projected revenues and income, 38% are expected to be denominated in ILS, 35% in EUR, and 27% in USD.

•	Adjusted EBITDA[7] for 2025 is expected to range between $360m and $380m.

•	Approximately 90% of the electricity volumes expected to be generated in 2025 will be sold at fixed prices through PPAs or hedges.

Financial Results Analysis

Revenues & Income by Segment
($ millions)	For the three months ended
Segment	31/03/2025	31/03/2024	% change
MENA	42,867	28,474	51%
Europe	51,384	59,160	(13%)
U.S.	34,789	4,495	674%
Other	829	1,532	(46%)
Total Revenues & Income	129,869	93,661	39%

Revenues & Income

In the first quarter of 2025, the Company’s total revenues and income increased to $130m, up from $94m last year, a growth rate of 39% year over year. This was composed of revenues from the sale of electricity, which rose 21% to $110m compared to $90m in the same period of 2024, as well as recognition of $20m in income from tax benefits, up 516% compared to $3m in 1Q24.

The Company benefited from the revenues and income contribution of newly operational projects. Since the first quarter of last year, 576 MW and 1,526 MWh of new projects were connected to the grid and began selling electricity, including seven of the Israel Solar and Storage Cluster units in Israel, Atrisco in the U.S, Pupin in Serbia, and Tapolca in Hungary. The most important increases in revenue from the sale of electricity originated at Atrisco, which added $13m, followed by the Israel Solar and Storage Cluster, with $11m, while Pupin contributed $6m. In total, new projects contributed $30m to revenues from the sale of electricity.

Offsetting this growth, the amount of electricity generated at our wind projects operating in Europe was lower compared to the same period last year mainly due to weaker wind volumes. In addition, generation at project Bjornbeget in Sweden this quarter fell compared to last year due to a blade malfunction experienced at one of the site’s turbines. This prompted a complete shutdown of the wind farm, which is now in the process of gradually resuming operations. The Company recognized compensation of $4m from Bjornberget’s operating contractor in lieu of the lost revenues, which is recorded in other income.

Revenues and income were distributed between MENA, Europe, and the US, with 34% denominated in Israeli Shekel, 39% in Euros, and 27% denominated in US Dollars.

6 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $60m-80m.
7 EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Net Income

In the first quarter of 2025, the Company’s net income amounted to $102m compared to $24m last year, an increase of 316% year over year. This increase stems from the $28m increase in revenues and income and $80m profit from the partial sale of the Sunlight cluster. This was offset by higher total operating expenses of $17m and net financial expenses of $10m (all after tax).

Adjusted EBITDA8

The Company’s Adjusted EBITDA grew by 84% to $132m in the first quarter of 2025, compared to $72m for the same period in 2024. Of this increase, $36m was driven by the factors described in the Revenues and Income section. The partial sale of the Sunlight cluster contributed $42m, representing the actual consideration received less the book value of the associated assets. Offsetting this growth was an increase of $11m in COGS linked to the addition of new projects, and an increase of $4m in operating expenses. Adjusting for the effects of this transaction, 1Q25 Adjusted EBITDA grew by 25% year-on-year to $90m.

8 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

Conference Call Information

Enlight plans to hold its First Quarter 2025 Conference Call and Webcasts on Tuesday, May 6, 2025 to review its financial results and business outlook in both English and Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

•	English Conference Call at 8:00am ET / 3:00pm Israel:

Please pre-register to join by conference call using the following link:

https://register-conf.media-server.com/register/BI2f3b7998abd744a590906d1adabe0ad1

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	English Webcast at 8:00am ET / 3:00pm Israel:

Please register and join by webcast at the following link:
https://edge.media-server.com/mmc/p/z2k323sj

•	Hebrew Webcast at 5:00am ET / 12:00pm Israel:

Please join the webcast at the following link:
https://enlightenergy-co-il.zoom.us/webinar/register/WN_8lhirHEnQLyQju1pvoxZGg

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenues and Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the three months ended at March 31
	2025	2024(*)
	USD in	USD in
	Thousands	Thousands
Revenues	109,758	90,397
Tax benefits	20,111	3,264
Total revenues and income	129,869	93,661

Cost of sales (**)	(26,638)	(15,436)
Depreciation and amortization	(33,789)	(25,604)
General and administrative expenses	(11,846)	(8,859)
Development expenses	(2,564)	(2,418)
Total operating expenses	(74,837)	(52,317)
Gains from projects disposals	97,262	27
Other income (expenses), net	(1,105)	1,517
Operating profit	151,189	42,888

Finance income	6,695	8,065
Finance expenses	(30,203)	(19,493)
Total finance expenses, net	(23,508)	(11,428)

Profit before tax and equity loss	127,681	31,460
Share of losses of equity accounted investees	(1,227)	(144)
Profit before income taxes	126,454	31,316
Taxes on income	(24,651)	(6,831)
Profit for the period	101,803	24,485

Profit for the period attributed to:
Owners of the Company	94,458	16,763
Non-controlling interests	7,345	7,722
	101,803	24,485
Earnings per ordinary share (in USD) with a par value of
NIS 0.1, attributable to owners of the parent Company:
Basic earnings per share	0.80	0.14
Diluted earnings per share	0.75	0.14
Weighted average of share capital used in the
calculation of earnings:
Basic per share	118,783,541	117,963,310
Diluted per share	125,316,177	122,889,909

(*) The Consolidated Statements of Income have been adjusted to present comparable information for the previous period. For additional details please see Appendix 8.
(**) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	March 31	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	449,530	387,427
Restricted cash	82,692	87,539
Trade receivables	73,125	50,692
Other receivables	71,475	99,651
Other financial assets	405	975
Assets of disposal groups classified as held for sale	-	81,661
Total current assets	677,227	707,945

Non-current assets
Restricted cash	59,964	60,802
Other long-term receivables	62,092	61,045
Deferred costs in respect of projects	392,119	357,358
Deferred borrowing costs	61	276
Loans to investee entities	32,329	18,112
Investments in equity accounted investees	49,303	-
Fixed assets, net	3,961,021	3,699,192
Intangible assets, net	293,035	291,442
Deferred taxes assets	8,023	10,744
Right-of-use asset, net	210,739	210,941
Financial assets at fair value through profit or loss	74,555	69,216
Other financial assets	63,903	59,812
Total non-current assets	5,207,144	4,838,940

Total assets	5,884,371	5,546,885

Consolidated Statements of Financial Position as of (Cont.)

	March 31	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	207,662	212,246
Trade payables	167,765	161,991
Other payables	101,928	107,825
Current maturities of debentures	23,049	44,962
Current maturities of lease liability	10,192	10,240
Other financial liabilities	5,777	8,141
Liabilities of disposal groups classified as held for sale	-	46,635
Total current liabilities	516,373	592,040

Non-current liabilities
Debentures	549,517	433,994
Other financial liabilities	118,891	107,865
Convertible debentures	232,536	133,056
Loans from banks and other financial institutions	2,024,315	1,996,137
Loans from non-controlling interests	79,081	75,598
Financial liabilities through profit or loss	25,985	25,844
Deferred taxes liabilities	62,310	41,792
Employee benefits	1,092	1,215
Lease liability	209,958	211,941
Deferred income related to tax equity	387,943	403,384
Asset retirement obligation	85,141	83,085
Total non-current liabilities	3,776,769	3,513,911

Total liabilities	4,293,142	4,105,951

Equity
Ordinary share capital	3,323	3,308
Share premium	1,028,528	1,028,532
Capital reserves	49,890	25,273
Proceeds on account of convertible options	25,083	15,494
Accumulated profit	202,377	107,919
Equity attributable to shareholders of the Company	1,309,201	1,180,526
Non-controlling interests	282,028	260,408
Total equity	1,591,229	1,440,934
Total liabilities and equity	5,884,371	5,546,885

Consolidated Statements of Cash Flows

	For the three months ended at March 31
	2025	2024
	USD in	USD in
	Thousands	Thousands

Cash flows for operating activities
Profit for the period	101,803	24,485

Income and expenses not associated with cash flows:
Depreciation and amortization	33,789	25,604
Finance expenses, net	22,388	11,486
Share-based compensation	1,710	3,117
Taxes on income	24,651	6,831
Tax benefits	(20,111)	(3,264)
Other income (expenses), net	1,105	(134)
Company’s share in losses of investee partnerships	1,227	144
Gains from projects disposals	(97,262)	(27)
	(32,503)	43,757

Changes in assets and liabilities items:
Change in other receivables	(856)	(2,142)
Change in trade receivables	(20,376)	(16,909)
Change in other payables	8,604	(539)
Change in trade payables	7,802	71
	(4,826)	(19,519)

Interest receipts	2,512	2,928
Interest paid	(22,298)	(15,624)
Income Tax paid	(1,075)	(798)

Net cash from operating activities	43,613	35,229

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	36,223	(1,388)
Changes in restricted cash and bank deposits, net	8,176	(4,988)
Purchase, development, and construction in respect of projects	(255,862)	(199,733)
Loans provided and Investment in investees	(7,430)	(11,284)
Repayments of loans from investees	30,815	-
Payments on account of acquisition of consolidated entity	(7,447)	(10,851)
Purchase of financial assets measured at fair value through profit or loss, net	(3,040)	(8,409)
Net cash used in investing activities	(198,565)	(236,653)

Consolidated Statements of Cash Flows (Cont.)

	For the three months ended at March 31
	2025	2024
	USD in	USD in
	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	143,578	71,371
Repayment of loans from banks and other financial institutions	(108,922)	(10,448)
Issuance of debentures	125,838	-
Issuance of convertible debentures	114,685	-
Repayment of debentures	(21,994)	(1,284)
Dividends and distributions by subsidiaries to non-controlling interests	-	(108)
Deferred borrowing costs	(35,199)	(2,682)
Repayment of loans from non-controlling interests	-	(955)
Increase in holding rights of consolidated entity	(1,392)	-
Exercise of share options	11	-
Repayment of lease liability	(4,058)	(3,671)
Proceeds from investment in entities by non-controlling interest	7,732	152

Net cash from financing activities	220,279	52,375

Increase (Decrease) in cash and cash equivalents	65,327	(149,049)

Balance of cash and cash equivalents at beginning of period	387,427	403,805

Effect of exchange rate fluctuations on cash and cash equivalents	(3,224)	(4,905)

Cash and cash equivalents at end of period	449,530	249,851

Information related to Segmental Reporting

	For the three months ended at March 31, 2025
	MENA(**)	Europe(**)	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	42,867	51,384	14,678	108,929	829	109,758
Tax benefits	-	-	20,111	20,111	-	20,111
Total revenues and income	42,867	51,384	34,789	129,040	829	129,869

Segment adjusted EBITDA	68,017	44,663	30,549	143,229	81	143,310

Reconciliations of unallocated amounts:
Headquarter costs (*)						(11,701)
Intersegment profit						106
Gains from projects disposals						54,973
Depreciation and amortization and share-based compensation						(35,499)
Operating profit						151,189
Finance income						6,695
Finance expenses						(30,203)
Share in the losses of equity accounted investees						(1,227)
Profit before income taxes						126,454

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)
Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into three business units: MENA (Middle East and North Africa), Europe, and the US. Consequently, the Central/Eastern Europe and Western Europe segments have been consolidated into the "Europe" segment, the Israel segment has been incorporated into the MENA segment, and the Management and Construction segment has been excluded. The comparative figures for the three months ended March 31, 2024, have been updated accordingly.

Information related to Segmental Reporting

	For the three months ended at March 31, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	28,474	59,160	1,231	88,865	1,532	90,397
Tax benefits	-	-	3,264	3,264	-	3,264
Total revenues and income	28,474	59,160	4,495	92,129	1,532	93,661

Segment adjusted EBITDA	24,528	50,707	3,122	78,357	668	79,025

Reconciliations of unallocated amounts:
Headquarter costs (*)	(7,606)
Intersegment profit	190
Depreciation and amortization and share-based compensation	(28,721)
Operating profit	42,888
Finance income	8,065
Finance expenses	(19,493)
Share in the losses of equity accounted investees	(144)
Profit before income taxes	31,316

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - econciliations between Net Income to Adjusted EBITDA

($ thousands)	For the three months ended at
	March 31, 2025	March 31, 2024
Net Income	101,803	24,485
Depreciation and amortization	33,789	25,604
Share based compensation	1,710	3,117
Finance income	(6,695)	(8,065)
Finance expenses	30,203	19,493
Gains from projects disposals (*)	(54,973)	-
Share of losses of equity accounted investees	1,227	144
Taxes on income	24,651	6,831
Adjusted EBITDA	131,715	71,609

* Profit from revaluation linked to partial sale of asset.

Appendix 3 –  Debentures Covenants

Debentures Covenants

As of March 31, 2025, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, F, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 375 million so long as debentures F remain outstanding, NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G and H remain outstanding.

As of March 31, 2025, the company’s equity amounted to NIS 5,916 million (USD 1,591 million).

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures F remain outstanding and shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of March 31, 2025, the net financial debt to net CAP ratio, as defined above, stands at 36%.

Net financial debt to EBITDA

So long as debentures F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of March 31, 2025, the net financial debt to EBITDA ratio, as defined above, stands at 8.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% ,25% and 28%, respectively, for two consecutive financial periods for as long as debentures F, debentures C and D and debentures G and H remain outstanding.

As of March 31, 2025, the equity to balance sheet ratio, as defined above, stands at 55%.

Appendix 4 a) Segment information: Operational projects

($ thousands)			3 Months ended March 31
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA*
			2025	2024	2025	2024	2025	2024
MENA	652	625	317	251	42,867	28,474	25,750	24,528
Europe	1,327	-	704	823	51,384	59,160	44,663	50,707
USA	470	1,200	209	26	34,789	4,494	30,549	3,121
Total Consolidated	2,449	1,825	1,230	1,100	129,040	92,128	100,962	78,356
Unconsolidated at share	42	41
Total	2,491	1,866

b)	Operational Projects Further Detail

($ thousands)				3 Months ended March 31, 2025
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of March 31, 2025	Ownership %**
MENA Wind	MENA	316	-	22,301		448,750	49%
MENA PV	MENA	336	625	20,566		486,006	76%
Total MENA		652	625	42,867	25,750	934,756
Europe Wind	Europe	1,184	-	48,794		723,145	66%
Europe PV	Europe	143	-	2,590		68,066	76%
Total Europe		1,327	-	51,384	44,663	791,211
USA PV	USA	470	1,200	34,789		288,790	100%
Total USA		470	1,200	34,789	30,549	288,790
Total Consolidated Projects		2,449	1,825	129,040	100,962	2,014,757
Uncons. Projects at share		42	41				50%
Total		2,491	1,866	129,040	100,962	2,014,757

* EBITDA results included $4m in the 3-month ended March 25, of compensation recognized from Björnberget project

** Ownership % is calculated based on the project's share of total revenues

c)	Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh(	Est. COD	Est. Total Project Cost**	Tax credit benefit- Qualifying category	Tax credit benefit- Adders*****	Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of March 31, 2025	Est. Equity Required (%)	Equity Invested as of March 31, 2025	Est. First Full Year Revenue**	Est. First Full Year EBITDA**&****	Ownership %*
Country Acres	USA	403/688	H2 2026	826-864	ITC	DC (10%)	390-405	436-459	136	10%-11%	91	61-62	45-46	100%
Quail Ranch BESS	USA	0/400	H2 2025	123-150	ITC	EC (10%)	60-72	63-78	85	12%-15%	85	22-23	17-19	100%
Quail Ranch Solar	USA	128/0		141-148	PTC	EC (10%)	69-73	72-75						100%
Roadrunner BESS	USA	0/940	H2 2025	318-341	ITC	EC (10%)	145-155	173-186	151	0%-10%********	61	52-55	41-43	100%
Roadrunner Solar	USA	290/0		284-299	PTC	EC (10%)	167-175	117-124						100%
Gecama Solar	Spain	225/220	H1 2026	195-205	-	-	-	195-205	18	23%-28%	18	38-40	31-33	72%
Bjornberget – BESS	Sweden	0/96	2026	25-27	-	-	-	25-27	0	90%-100%	0	9-10	8	55%
Israel Construction	Israel	26/241	H1 2025-H1 2026	67-69	-	-	-	67-69	37	20%-30%	37	10-11	7-8	95%
Total Consolidated Projects		1,072/ 2,585		1,979-2,103			831-880	1,148-1,223	427		292	192-201	149-157
Unconsolidated Projects at share******	Israel	4/79	H2 2025- H2 2026	19-20	-	-	-	-	6	15%-25%	6	3-4	2	65%
Total		1,076/ 2,664		1,998-2,123			831-880	1,148-1,223	433		298	195-205	151-158

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost**	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of March 31, 2025	Est. Equity Required (%)	Equity Invested as of March 31, 2025	Est. First Full Year Revenue**	Est. First Full Year EBITDA**&****	Ownership %*
					Qualifying Category	Adders*****	Discounted Value of Tax Benefit***
CoBar ITC	United States	258/824	H2 2027	606-660	ITC	EC (10%)	267-290	339-370	40	12%-15%	40	125-128	96-101	100%
CoBar PTC	United States	953/0		1,090-1,124	PTC	EC (10%)	558-565	532-559
Snowflake A	United States	600/1,900	2027	1,475-1,615	ITC	EC (10%)	575-636	900-979	10	10%	10	122-128	97-103	100%
Nardo Storage	Italy	0/920	H2 2027	146-154	-	-	-	146-154	3	18%-22%	3	32-34	27-29	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost**	Tax Credit Benefit		Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of March 31, 2025	Est. Equity Required (%)	Equity Invested as of March 31, 2025	Est. First Full Year Revenue**	Est. First Full Year EBITDA**&****	Ownership %*
	2026	2027	2028		Qualifying Category	Adders*****
United States*******	-	432/400	256/0	1,213-1,241	ITC	DC (10%) & EC (10%)	498-511	715-730	44	10%-20%	44	90-92	70-71	100%
Europe	-	0/100	-	30-31	-	-	-	30-31	0	25%-35%	0	12	8	100%
MENA	0/20	38/31	-	88-91	-	-	-	88-91	10	25%-35%	10	8	7	84%
Total Consolidated Projects	0/20	470/531	256/0	1,331-1,363			498-511	833-852	54		54	110-112	85-86
Unconsolidated Projects at share	8/42	0/79	-	45-46	-	-	-	45-46	0	25%	0	4	3	53%
Total Pre-Construction	2,545MW +4,316MWh			4,693-4,962			1,898-2,002	2,795-2,960	107		107	393-406	308-322

* The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

** Estimates of the impact of U.S. tariffs on construction costs for U.S. projects currently under construction are based on the following assumptions: tariffs on Chinese imports ranging  0-70% , and 10% on imports from all other countries; the willingness of suppliers to take on a portion of the increase in costs, based in part on current negotiations with them; an increase in the expected revenues and EBITDA of selected projects, based on current negotiations with relevant utilities. These estimates and assumptions involve risks and uncertainties and reflect management’s current expectations based on available information. We cannot guarantee that actual results achieved will reflect these estimates and assumptions.

***Tax benefits under the IRA. PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD.  For the ITC, a step-up adjustment was made to reflect the eligible higher tax credit rates, enhancing the valuation and return of the project by considering the increased project value.**** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close.*****The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

****** All numbers, beside equity invested, reflects Enlight share only *******Including Rustic hills 1+2, Coggon, Gemstone and Crimson orchard******** The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

Appendix 5 – cash and cash equivalents

($ thousands)	March 31, 2025
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	181,232
Subsidiaries	268,298
Deposits:
Short term deposits	-
Restricted Cash:
Projects under construction	82,692
Reserves, including debt service, performance obligations and others	59,964
Total Cash	592,186

Appendix 6 – Corporate level (TopCo) debt

($ thousands)	March 31, 2025
Debentures:
Debentures	572,566*
Convertible debentures	232,536
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	-
Loans from banks and other financial institutions	116,364
Total corporate level debt	921,466

* Including current maturities of debentures in the amount of 23,049

Appendix 7 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 31th March 2025	1.08	0.27
As of 31th March 2024	1.08	0.27

Average for the 3 months period ended:
March 2025	1.05	0.28
March 2024	1.09	0.28

Appendix 8 – Structural changes to the Consolidated Statements of Income:

The Company has changed its presentation of its Income Statement, which includes the presentation of specified items that have been previously included within other income (i.e. tax equity). In addition, the Company has decided to remove the Gross Profit line item.

The Company believes that such presentation provides a more relevant information and better reflects the measurement of its financial performance. The Company applied such change retrospectively.